

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 22, 2012

VIA U.S. MAIL AND FAX

Jordan Thomsen, Vice President and Counsel
MONY Life Insurance Company
MONY Life Insurance Company of America
1290 Avenue of the Americas
New York, NY 10104

     Re: MONY Life Insurance Company of America
             Initial Registration Statement on Form S-1
             File No. 333-180068

Dear Mr. Thomsen:

     The staff has reviewed the above-referenced registration statement which the Commission received on March 13, 2012. The filing received a full review. Based on this review, we have the following comments on the filing. Note that page numbers refer to the courtesy copy provided to the staff on March 14, 2012.

1. Cover Page

a. In the third bullet point of the cover page, please expand the statement that there is a possibility of "significant loss of principal," to specify the maximum possible percentage of loss.

b. Please include a statement about suitability on the cover page and consider adding a section regarding suitability to the prospectus (i.e. for whom is the product suitable or unsuitable?)

c. We are unable to locate the "examples on page 5" to which you refer. Please advise or revise.

d. Please state on the cover page, as you do on page 4 that the Growth Cap Rate will always be at least 6%.

2. <u>Fee Table Summary</u>, page 6

   Please clarify that the figures in the Current Non-Guaranteed and Guaranteed Maximum charges columns for Variable Index Segment Account Charge are annual, not monthly, amounts.

3. <u>Risk Factors</u>, page 7

   Please include Risk Factors to the following effect:

   - The purchaser has no rights in underlying securities - no interest or dividend payments or voting rights
   - The payment at the end of period is dependent on the level of the index at that time only
   - Economic factors will affect the level of the index
   - Past performance of the index is no guide to future performance
   - If there is no change in the index, the Segment Maturity Value will be less on the Segment Maturity Date than it was on the Segment Start Date (if true)
   - Principal and index-linked interest are subject to the insurer's claims paying ability
   - The amount of principal lost could be greater than 75% if a catastrophic event were to occur and the EDA applied (if true)

4. <u>Index-Linked Return</u>, page 10

   Please include a table showing how different index returns would affect the Segment Maturity Value. [I.e. assume a beginning level for the S&P 500; then include a column with hypothetical level of the index - say 50% increase to 100% decrease by 5% increments, a column showing the % increase/decrease and a column for the Segment Maturity Value.]

5. <u>POAs</u>

   Please file Powers of Attorney that relate specifically to the registration statement.

6. <u>Other</u>

   Please be advised that once you no longer incorporate the 10-Ks by reference and rely on Rule 12h-7, you will need to tag the financial information in your S-1 filings using XBRL.

7. <u>Tandy Comment</u>

   Please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products